Hanwha SolarOne Bolsters Management Team with New Appointments

SHANGHAI, June 27, 2011 / — Hanwha SolarOne Co., Ltd. ("SolarOne" or the "Company") (NASDAQ: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic ("PV") cells and modules in China, today announced that the Company’s Board of Directors has appointed Mr. Ki-Joon HONG as chief executive officer, Mr. Jung Pyo SEO as chief financial officer, Mr.Chris Eberspacher as chief technology officer, and Mr. Justin Koo Yung LEE as chief commercial officer. The appointments will become effective July 1, 2011, and are intended to bolster SolarOne’s management systems and brand positioning and to enhance the Company’s R&D and marketing capabilities through longer-term investment. The Hanwha Group remains the Company’s largest shareholder at 49.9%.

Mr. HONG is currently the Chairman of the Board of SolarOne and chief executive officer of Hanwha Chemical Corporation. He was previously the chief executive officer of Hanwha's pharmaceutical and refinery businesses. Under his leadership, Hanwha Chemical entered into the solar energy and secondary battery businesses and also actively expanded its overseas operations, forming a joint venture in Saudi Arabia and building a PVC factory in Ningbo, Zhejiang, China. He received a bachelor of science in Chemical Engineering from Seoul National University.

Mr. SEO joins SolarOne from Azdel Inc, an automotive thermoplastic material manufacturer based in Virginia, where he was chief financial officer and chief operating officer.   In his three and a half years at the company, he rebuilt the company’s cash and debt management systems and processes, implemented a new ERP system, managed commercial banking relationships, raised capital, and helped the company expand market share  in a competitive market with rising raw material prices.  He also played an important role in the acquisition and post-acquisition integration of Azdel Inc. by Hanhwa Corporation.   Prior to joining Azdel, Mr. SEO held a variety of accounting, finance and sales-related roles at Hanwha Resorts Corporation and Hanwha Chemical Corporation over a twelve year period.  Mr. SEO received an MBA with a concentration in finance from the University of Washington, and a bachelor of arts with a concentration in finance and accounting from Seoul National University.

Mr. Eberspacher is currently president of Hanwha Solar America and was previously with Applied Materials in Santa Clara, California, where he was chief technology officer of their solar business and was tasked with exploring next-generation crystalline wafer silicon and thin-film photovoltaic technologies and with managing the development and implementation of that company’s current-generation thin-film PV technology.  From 2004 to 2007, Mr. Eberspacher was vice president of engineering and chief scientist at Nanosolar in Palo Alto, California, where he was in charge of developing a vertically-integrated capability for making efficient thin-film PV cells using innovative low-cost processes.  From 1993 to 2004, he was co-founder and managing director of Unisun in Newbury Park, California, where he provided consulting services in technology, marketing and strategic planning for the photovoltaic and allied fields of photonics and electronics.  From 1983 to 1993, Mr. Eberspacher held a variety of roles in research and development at Siemens Solar/ARCO Solar (now SolarWorld Industries) in Camarillo, California.  Mr. Eberspacher received a Ph.D in applied physics from Stanford University and a bachelor of science from the University of Texas at Austin.

Mr. LEE joins SolarOne from Hanwha International in New Jersey.  In his last two years at Hanwha International as vice president, Mr. Lee helped expand the Hanwha chemical business in new markets in North America.  He was also instrumental in developing Hanwha’s strategic plan for entering the solar business in North America.  Prior to this position, Mr. LEE spent 15 years managing a variety of businesses and products at Hanwha Chemical in Kuala Lumpur and Seoul.  Mr. LEE received a degree in political science and diplomacy from Yonsei University in Seoul.

As a part of these changes, Dr. Peter Xie and Mr. Gareth Kung will step down from their positions as president and chief executive officer and chief financial officer, respectively.

Thomas Toy, an independent director of SolarOne, commented, “We are pleased to see Mr. HONG take on the added responsibilities of the CEO role, and we are happy to welcome Mr. SEO , Mr. Eberspacher and Mr. LEE to Hanwha SolarOne.  Mr. HONG has played a vital role in the integration of SolarOne into the Hanwha family and in the growth and rebranding of SolarOne over the past year. He is a proven operating executive at one of Korea’s largest chemical enterprises and his contributions and strategic direction to us as Chairman have been significant.  Mr. SEO, Mr. Eberspacher and Mr. LEE bring a vast amount of experience that will be invaluable as SolarOne moves into the next phase of its development.  At the same time, we would like to thank Dr. Xie and Mr. Kung for the leadership they have provided.  In their time with SolarOne, they played important roles in building the Company’s production capacity and shipment volumes, and implementing management and financial systems that leave the Company in a particularly strong position for our new management team.  We thank them both and wish them all the best in their future endeavors.”

SAFE HARBOR STATEMENT

This press release contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions.  Hanwha SolarOne disclaims any obligation to update or correct any forward-looking statements.

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically integrated manufacturer of silicon ingots, wafers, PV cells and modules.  Hanwha SolarOne offers high-quality, reliable products and services at competitive prices.  Partnering with third party distributors, OEM manufacturers, and system integrators, Hanwha SolarOne serves the utility, commercial/government, and residential markets.  The Company maintains a strong worldwide presence with employees located throughout Europe, North America, and Asia and embraces environmental responsibility and sustainability with an active role in the voluntary photovoltaic recycling program.  The Company benefits from its strategic partnership with its largest shareholder Hanwha Group who is active in solar project development and financing and plans to produce polysilicon in the future.  For more information visit: www.hanwha-solarone.com.    HSOL-G

For further information, please contact:

Investor Contact:
Paul Combs
V.P. of Investor Relations
Building 1, 18th Floor
1199 Minsheng Road, Shanghai, PRC 200135
P. R. China
Tel:  86-21-3852 1533 / Mobile:  86 138 1612 2768
E-mail: paul.combs@hanwha-solarone.com

Christensen

Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Tip Fleming
Tel:  + 852 9212 0684
E-mail:  tfleming@ChristensenIR.com